Contact

www.linkedin.com/in/johnna-devereaux-c-p-n-5403a6148 (LinkedIn)

Honors-Awards

Trailblazer in the Pet Industry
America’s Coolest Pet Store Winner
Best of Rhode Island
Best of South County
Women of Influence Winner

Johnna Devereaux, C.P.N.

Clinical Pet Nutritionist, Herbalist, Owner, Fetch RI and Chief Nutrition Officer and VP of Marketing at Bow Wow Labs, Inc.

Wyoming, Rhode Island, United States

Experience

Bow Wow Labs, Inc.

4 years

Chief Nutrition Officer & VP of Marketing
September 2022 - Present (5 months)

Director, Nutrition and Wellness & VP of Marketing
2019 - Present (4 years)

Fetch RI

Owner
2014 - Present (9 years)

Owner, Clinical Pet Nutritionist & Herbalist

Education

New York University

Bachelor of Arts - BA